03012319

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC FILE NO.
8-41562

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HSBC Securities (USA) Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

452 Fifth Avenue
(No. and Street)

New York	New York	10018-2786
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
207
WASH, D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven N. Lombardo (212) 525-3425
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	NY	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 13 2003
THOMSON
FINANCIAL

OATH OR AFFIRMATION

I, Steve Lombardo, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HSBC Securities (USA) Inc. as of December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

VINNY SOOKOO
Notary Public, State of New York
No. 01SO6035013
Qualified In Queens County
Commission Expires Dec. 20, 2005

Steve Lombardo
Steve Lombardo
Senior Vice President
Chief Financial Officer

Vinny Sookoo
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
X		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent auditor's report on internal accounting control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH. D.C. 207 SECTION

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Statement of Financial Condition And Supplemental Schedules

December 31, 2002

(With Independent Auditors' Report Thereon and Supplemental Report On Internal Control)

This report is deemed Public in accordance Regulations 1.10 (g) under The Commodity Exchange Act

KPMG

345 Park Avenue
New York, NY 10154

RECEIVED
FEB 28 2003
207
SECTION

Independent Auditors' Report

The Board of Directors and Shareholder
HSBC Securities (USA) Inc.:

We have audited the accompanying statement of financial condition of HSBC Securities (USA) Inc. (the Company) (an indirect wholly owned subsidiary of HSBC Holdings plc) as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HSBC Securities (USA), Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the statement of financial condition taken as a whole. The supplementary information included in Schedules I through VII is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

KPMG LLP

February 24, 2003

KPMG LLP KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

(Dollars in thousands except share data)

Cash	$ 2,796
Cash and securities segregated pursuant to federal and other regulations (Note 3)	53,498
Trading inventory, at market value (Note 4)	752,725
Trading inventory, at market value, pledged (Note 4)	5,725,118
Securities received as collateral (Note 4)	419,249
Securities purchased under agreements to resell	3,935,225
Receivable under securities borrowing arrangements	2,091,207
Receivable from brokers, dealers, clearing organizations and customers (Note 5)	406,241
Other assets (Notes 8 and 9)	71,767
Total assets	$ 13,457,826

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Short term borrowings (Note 6)	$ 105,765
Securities sold under agreements to repurchase	6,881,862
Securities sold, not yet purchased, at market value (Note 4)	401,699
Securities sold, not yet purchased, at market value, obligation to return collateral (Note 4)	4,530,638
Obligation to return securities received as collateral	419,249
Payable under securities lending arrangements	17,922
Payable to brokers, dealers, clearing organizations and customers (Note 5)	536,370
Accounts payable and accrued liabilities	149,596
Total liabilities	13,043,101
Commitments and contingent liabilities (Note 11)	
Liabilities subordinated to claims of general creditors (Note 7)	305,000
Stockholders' equity (Note 15)	109,725
Total liabilities and stockholders' equity	$ 13,457,826

See accompanying notes to the statement of financial condition.

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002
(Dollars in thousands except share data)

NOTE 1 - ORGANIZATION

HSBC Securities (USA) Inc. (the "Company" or "HSI") is a wholly owned subsidiary of HSBC Markets (USA) Inc. (the "Parent") whose ultimate parent is HSBC Holdings plc ("HSBC").

The Company is a registered broker dealer of securities under the Securities Exchange Act of 1934 and a registered futures commission merchant with the Commodities Futures Trading Commission ("CFTC"). In 1996, HSBC was granted the authority by the Federal Reserve Board to engage, through the Company, in limited underwriting and dealing activities under the Bank Holding Company Act of 1956, as amended. The Company is engaged in underwriting, dealing and brokering a full range of debt and equity securities and futures contracts. The Company is also a primary dealer in U.S. Government and federal agency securities.

The Company is a member of the National Association of Securities Dealers, Inc. ("NASD"), New York Stock Exchange ("NYSE"), Chicago Mercantile Exchange ("CME") and Chicago Board of Trade ("CBOT").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Proprietary securities, options and futures transactions are reflected in the statement of financial condition on a trade-date basis. Trading inventory and securities sold, not yet purchased are carried at market value. Options are valued at market and are reported in trading inventory and securities sold, not yet purchased, as appropriate. Receivables and payables relating to transactions that were not yet due for settlement and which settled subsequent to December 31, 2002 are reflected as a net balance.

Securities, options and futures transactions executed by the Company as agent for customers are reflected in the statement of financial condition on a settlement-date basis.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at the amounts at which they will be subsequently resold or reacquired, as specified in the respective agreements, plus accrued interest to date. Repurchase and resale agreements with the same counterparty, same maturity and which are subject to master netting arrangements are presented net in the statement of financial condition. In connection with securities purchased under agreements to resell, it is the policy of the Company to obtain possession of collateral with market value in excess of the principal amount loaned. Collateral is valued daily, and additional collateral is obtained when appropriate.

Securities borrowing and securities lending arrangements are financing agreements which are recorded at the amount of cash or other collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

During the normal course of business, the Company pledges its own assets as collateral pursuant to resale agreements and securities borrowing transactions. Trading inventory pledged as collateral which can be sold or repledged by the creditor is classified as an asset encumbered. To the extent the Company sells collateral pledged to it, principally to settle short sale transactions, the obligation to return the collateral has been recorded.

Collateral pledged by the Company to secure loan of securities has been recognized as securities pledged under collateral agreements. The collateral received by the Company to secure a loan of securities is recorded as securities received under collateral agreements, to the extent that the collateral has been sold or repledged by the Company.

(continued)

(Dollars in thousands except share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Amounts due to and from customers, brokers and dealers, and affiliates, which are denominated in foreign currencies, are translated at year-end exchange rates.

The Company accounts for income taxes utilizing the asset and liability method. In accordance with a tax-sharing agreement, the Parent allocates to the Company it's proportionate share of the consolidated federal and combined state and local tax liabilities on a separate company basis.

At December 31, 2002, the Company had three stock-based compensation plans. The Company recognizes compensation expense over the related service period based on the grant date fair value of the stock awards in accordance with SFAS No. 123, Accounting for Stock-Based Compensation.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties ("variable interest entities"). A variable interest entity ("VIE") is consolidated by its primary beneficiary, which is the party involved with the VIE and has a majority of the expected losses or a majority of the expected residual returns or both.

FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in the financial statements issued after January 31, 2003. See Notes 13 and 14 to the financial statements.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 3 - CASH AND SECURITIES SEGREGATED PURSUANT TO FEDERAL AND OTHER REGULATIONS

As of December 31, 2002, cash of $7,217 and qualified securities with a market value of $46,281 have been segregated in special reserve bank accounts for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and Regulations 1.32 and 30.7 of the CFTC.

In the normal course of business, the Company has deposited U.S. Government securities, with a market value of $142,476 as of December 31, 2002, as collateral at various clearing organizations in the normal course of business. These securities are included in trading inventory pledged on the statement of financial condition.

(Dollars in thousands except share data)

NOTE 4 - TRADING INVENTORY, AT MARKET VALUE AND SECURITIES SOLD, NOT YET PURCHASED, AT MARKET VALUE

Trading inventory, at market value and securities sold, not yet purchased, at market value at December 31, 2002, consisted of the following:

	Trading inventory	Securities sold, not yet purchased
U.S. Treasury bills	$ 53,735	$ 7,183
U.S. Treasury notes, bonds, strips & agencies	5,059,860	4,604,672
Total U.S. Government and agency securities	5,113,595	4,611,855
Options - listed	6	-
Corporate obligations	1,350,260	311,378
Equities	13,982	9,104
Total	$ 6,477,843	$ 4,932,337
Less:		
Trading inventory pledged	(5,725,118)	
Obligation to return collateral		(4,530,638)
	$ 752,725	$ 401,699

As part of its financing activities, the Company has also accepted collateral that it is permitted to sell or repledge, the fair value of which amounted to $8,424,235 as of December 31, 2002. Collateral in the amount of $4,714,168 and $3,491,550 has actually been sold or repledged to settle securities sold, not yet purchased transactions and as part of a matchbook trading strategy, respectively. This is in excess of amounts recorded in the statement of financial condition due to various netting arrangements.

As part of it's borrow versus pledge activity, the Company has borrowed collateral and pledged collateral received in the amount of $419,249 as of December 31, 2002. The market value of the collateral borrowed and pledged was $430,504 and $421,011, respectively.

(continued)

(Dollars in thousands except share data)

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, CLEARING ORGANIZATIONS AND CUSTOMERS

The balances shown as receivable from and payable to brokers, dealers, clearing organizations and customers are comprised of the following:

Receivable:	
Customers	$ 109,819
Exchanges and clearing organizations	124,658
Fail to deliver	138,539
Other receivables from brokers and dealers	33,225
	$ 406,241
Payable:	
Customers	$ 240,325
Exchanges and clearing organizations	26,707
Fail to receive	173,229
Securities transactions not yet settled, net	93,654
Other payables to brokers and dealers	2,455
	$ 536,370

NOTE 6 -BORROWINGS

Short term borrowings include both secured and unsecured bank loans used to finance operations, including the securities settlement process.

The table below shows select information for short-term borrowings.

	Amount	Rate
Overnight bank loans	105,000	1.407%
Other Facilities	765	Various
	105,765	

At December 31, 2002, bank loans amounting to $5,000 were fully collateralized by marketable securities, valued at $5,103. All other overnight bank loans were unsecured.

At December 31, 2002, the Company had undrawn revolving notes with an affiliate of $125,000 at three month LIBOR plus 125 basis points which mature October 31, 2005 and $220,000 at three month LIBOR plus 100 basis points which mature July 31, 2005.

Other facilities bear interest at rates which approximate market as of December 31, 2002. The Company also has certain borrowing arrangements consisting of facilities that the Company has been advised are available, but where no contractual lending obligation exists.

The Company also has an undrawn committed unsecured line of credit with an affiliate of $50,000 due December 31, 2003 or such date thereafter, specifically for financing affiliate securities. In addition, there is a $50,000 undrawn committed unsecured line with a non-affiliate due June 10, 2003.

(continued)

(Dollars in thousands except share data)

NOTE 7 - RELATED PARTIES

Balances and amounts resulting from transactions with related parties included in the statement of financial condition are presented below:

Assets:	
Cash	$ 750
Cash and securities segregated pursuant to federal and other regulations	48
Receivable under securities borrowing arrangements	9,114
Securities purchased under agreement to resell	37,377
Receivable from:	
Customers	22,869
Fail to deliver	1,041
Brokers and dealers	27,623
Other assets	5,462
Liabilities:	
Short term borrowings	224
Securities sold under agreements to repurchase	540,571
Payable under securities lending agreements	3,075
Payable to:	
Customers	172,285
Fail to receive	2,370
Brokers and dealers	710
Securities transactions not yet settled, net	56,684
Accounts payable and accrued liabilities	3,524
Liabilities subordinated to the claims of general creditors:	
Floating rate revolving subordinated loan due July 31, 2005, at three month LIBOR plus 100 basis points	80,000
Floating rate revolving subordinated loan due August 24, 2003 at one month LIBOR plus 50 basis points (during January 2003 the maturity date was extended until August 2005)	25,000
Floating rate cash subordinated loan due January 31, 2004 at six month LIBOR plus 70 basis points (during January 2003 the maturity date was extended until January 2005)	50,000
Floating rate cash subordinated loan due July 31, 2004, at twelve month LIBOR plus 125 basis points	150,000

At December 31, 2002, the Company had undrawn revolving notes with an affiliate of $125,000 at three month LIBOR plus 125 basis points which mature October 31, 2005 and $220,000 at three month LIBOR plus 100 basis points which mature July 31, 2005. The Company also has a committed unsecured line of credit of $50,000 due December 31, 2003 or such date thereafter, specifically for financing affiliate securities.

The subordinated loans are covered by an agreement approved by the NYSE and are, therefore, available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(continued)

(Dollars in thousands except share data)

NOTE 7 - RELATED PARTIES (continued)

Refer to footnotes 6, 8, 9, 11 and 12 relating to borrowings, income taxes, other assets, commitments and contingent liabilities and employee benefits, respectively, which include other related party activity disclosures.

NOTE 8 - INCOME TAXES

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

At December 31, 2002, the Company had total deferred federal and state and local tax assets as follows:

Net operating loss carryforward	$ 34,746
Accrued interest expense to non-US affiliates	833
Restructuring reserve, deductible when paid	2,522
Restricted stock awards, deductible when paid	24,858
Other net deferred tax assets	7,895
Pension expense	1,519
Total deferred tax assets	$ 72,373
Less valuation allowance	72,373
Net deferred tax asset	$ -

SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be utilized. As of December 31, 2002, the Company has established a valuation reserve of $72,373 to fully reserve the deferred tax asset.

The Company is included in the consolidated federal income tax return filed by the Parent. Under the terms of the tax-sharing arrangement, the Company is allocated federal income taxes on a separate return basis. The tax payable is limited to federal tax payable per the consolidated income tax return.

The Company has net operating loss carryforwards of $90,841. These carryforwards expire as follows:

Calendar Year	Expiration Amount
2012	$ 9,979
2018	6,685
2022	74,177
	90,841

(Dollars in thousands except share data)

NOTE 9 - OTHER ASSETS

The components of other assets at December 31, 2002 were as follows:

Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $22,377	$ 6
Exchange memberships, at cost (market value $9,604)	5,575
Dividends and accrued interest receivable	53,875
Receivable from affiliates	1,491
Employee deferred compensation	3,445
Other	7,375
	$71,767

Shares of HSBC Holdings plc purchased for future issuance are recorded as other assets ("employee deferred compensation") and respectively accrued liabilities and account payable as of December 31, 2002. The shares purchased are held in custody by a third party and, in accordance with the plan agreement, the employees assume all risk associated with movements in the fair value of such shares.

NOTE 10 - FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

All of the Company's financial instruments are stated at market value, except for securities purchased under agreements to resell, securities borrowed, short term borrowings, subordinated loans, securities loaned, and securities sold under agreements to repurchase, which are stated at their contract value. The contract value for these financial instruments are considered to approximate fair value as they are short-term in nature, bear interest at current market rates or are subject to repricing.

Derivative Financial Instruments

In the normal course of its business, the Company enters into transactions in derivative financial instruments as an end user to economically hedge other on-and-off balance sheet positions in order to manage its exposure to market and interest rate risks. Such derivative financial instruments, primarily listed futures and options conducted through regulated exchanges, are stated at market value.

Futures contracts and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options are contracts that allow the holder to purchase or sell financial instruments for cash at a specified price at or within a specific period of time. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates, or the market values of the securities underlying the instruments. The credit risk associated with forward contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain or loss. For exchange-traded contracts, the clearing organization acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instrument, they are not indicative of potential loss. The futures contracts typically are settled in the market prior to delivery by entering offsetting positions, rather than through delivery of the underlying financial instrument.

(continued)

(Dollars in thousands except share data)

NOTE 10 - FINANCIAL INSTRUMENTS (continued)

As a securities broker-dealer, the Company engages in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the statement of financial condition at the December 31, 2002 market value of the related securities.

Certain of the Company's securities transactions, including reverse repurchase agreements, securities borrowing arrangements and certain other secured transactions, are collateralized by readily marketable U.S. Government securities and are executed with other brokers and dealers, commercial banks and other financial institutions. In the event that counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligations are unsecured. However, the Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of risk monitoring and credit exposure reporting and control procedures, including the daily marking to market of securities and collateral, and requiring adjustments of collateral levels, as considered appropriate.

In the normal course of business, the Company enters into various commitments including "when issued" securities transactions. The credit risk associated with these transactions is limited to the unrealized gains and losses. Market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

A summary of the Company's derivative financial instruments, executed through regulated exchanges and over the counter, at contract or notional amounts, together with their fair values at December 31, 2002, is presented below:

	Contractual/ Notional Amount	Fair Value
Futures contracts		
Commitments to buy	$ 242,300	$ 261,174
Commitments to sell	590,100	593,983
Listed options		
Purchased	500,000	6

At December 31, 2002, the Company has entered into credit default swaps with an affiliate for a notional value of $10,000 and a net present value of $339.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 2002, the Company was obligated under various lease agreements with an affiliate entity relating to property used for office space and business purposes. These lease agreements have initial expiration dates of December 31, 2002 with provisions for automatic renewals until June 30, 2006, unless the Company, by written notice, elects not to renew the lease.

(continued)

(Dollars in thousands except share data)

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

The Company is also obligated under various lease agreements for several branch offices, which expire at various dates through November 30, 2005. Future minimum rentals under lease agreements for office space with third parties, some of which provide for escalation based on property taxes and other operating costs, are as follows:

Year ending December 31,		
2003	$	460
2004		214
2005		196
Aggregate minimum lease payments	$	870

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the shareholder's equity of the Company.

NOTE 12 - EMPLOYEE BENEFITS

Employees of the Company are covered under an affiliate's non-contributory defined benefit pension plan and defined contribution pension plan. Both plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

(a) *Pension Plan*

The Pension Plan (the "Plan") is a defined benefit pension plan sponsored by an affiliate. The Plan covers all employees of the Company hired prior to January 1, 1997 who have attained the age of 18 and have completed one year of service, defined as a minimum of 1,000 hours. Participants become 100% vested after five years of service. Retirement benefits are based on years of credited service. The strategy has been to maintain Plan assets sufficient to provide not only for benefits based on service to date, but also for those expected to be earned in the future. The costs of the Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Plan's net assets as they relate to the employees of the Company.

(b) *Defined Contribution*

The Company adopted a new defined contribution plan to cover employees hired on or after January 1, 1997. Under the new plan, employees would receive annual contributions of 3.5% of pay for their first four years of participation and 5.0% of pay thereafter. When employees leave the Company, those who meet the plan's five years of service vesting requirement would be able to roll their account balance into an IRA or another employer's plan, or, alternatively, leave their funds in the plan and receive a lump sum at or after age 65.

(c) *Thrift Incentive Plan*

The Thrift Incentive Plan (the "TIP") is a defined contribution pension plan sponsored by an affiliate. All employees of the Company who have completed one year of employment are eligible to participate in the TIP. Employees may elect to contribute up to 20% of their base salaries up to the legal limitations. The affiliate matches 100% of the first 2% of participants' base pay contributions, and 50% of the next 4% of the participants' base pay contributions. Participants are 100% vested in the value of their personal contributions, the employer matching contributions and the amount of any earnings or appreciation on such contributions. All employees hired on July 2, 1999 or later are eligible to contribute to the TIP immediately; however, the employer matching contributions begin after completion of one year of service.

(continued)

(Dollars in thousands except share data)

NOTE 12 - EMPLOYEE BENEFITS (continued)

(d) *Stock Option Plan*

Options have been granted to employees of the Company under the HSBC Holdings Executive Share Option Scheme (the "Executive Plan"). Under the Executive Plan, options have been awarded to certain employees of the Company to acquire shares of HSBC. The exercise price of each option is equal to the market price of the stock of HSBC on the date of grant. The maximum term of the options is ten years and they are expected to vest at the end of three years based on management's assessment that HSBC will meet certain performance conditions, as defined.

Since the shares and contribution commitment have been granted directly by HSBC, the offset to compensation expense was a credit to capital in excess of par value representing a contribution of capital from HSBC.

The following table presents option transactions summarized for the year ended December 31, 2002:

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2001	846,625	$ 11.82
Granted	474,500	12.33
Forfeitures	(188,800)	11.75
Outstanding at December 31, 2002	1,132,325	12.05
Options exercisable at December 31, 2002	201,000	$ 10.17

The range of exercise prices on options outstanding were $10.17 to $15.29 for the year ended December 31, 2002. The weighted average remaining contractual life for stock options outstanding at December 31, 2002 was 1.35 years.

The Company used the Murex Cox option-pricing model to determine the fair value of the 2002 option grants, using the following weighted average assumptions:

Expected volatility	25%
Risk-free interest rate	5.52%

(e) *Savings - Related Option Plan*

Options have been granted to employees of the Company under the HSBC Holdings plc Overseas Savings - Related Share Option Scheme ("the Scheme"). Under the Scheme, employees have the option to buy shares in HSBC at a discounted price fixed at the beginning of a five year contribution period. Employee contributions to the Scheme cannot exceed the U.S. Dollar equivalent of GBP250 per month. At the end of the five year period, employees will have six months in which to exercise their option to buy shares.

(continued)

(Dollars in thousands except share data)

NOTE 12 - EMPLOYEE BENEFITS (continued)

Since the shares and contribution commitment have been granted directly by HSBC, the offset to compensation expense was a credit to capital in excess of par value representing a contribution of capital from HSBC.

	Options		Weighted Average Exercise Price
Outstanding at December 31, 2001	269,084	$	9.56
Forfeitures	(73,627)		9.56
Outstanding at December 31, 2002	195,457		9.56
Options exercisable at December 31, 2002	-	$	-

The exercise price on options outstanding was $9.56 for the year ended December 31, 2002. The weighted average remaining contractual life for stock options outstanding at December 31, 2002 was 2.28 years. During 2002, there were no additional options granted.

NOTE 13 – COMMERCIAL PAPER CONDUIT

In the normal course of business the Company supports customer's financing requirements through facilitating their access to the commercial paper markets. These markets provide an attractive, lower-cost financing alternative for these customers. Specifically, assets such as high-grade trade or other receivables are sold to a commercial paper financing entity, which in turn issues high-grade short-term commercial paper that is collateralized by such assets. The Company facilitates these transactions and bills and collects fees from the financing entity for the services it provides.

In its role as administrator of this independently rated specialized financing entity, the Company structures financing transactions for customers such that the receivables financed through the financing entity are appropriately diversified and credit enhanced to support the issuance of asset-backed commercial paper. The Company does not service the assets or transfer their own assets into the financing entity. At December 31, 2002, total investments in the financing entity were $792 million.

NOTE 14 – TRUST CERTIFICATES

The company serves as an organizer for trusts that are special purpose entities (SPEs) and as a private placement agent for floating rate certificates issued by the trusts. These certificates are backed by the underlying assets of the trust, which are primarily investment agreements purchased from insurance companies. At December 31, 2002, total assets of the trusts were $412 million.

NOTE 15 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the SEC, Regulation 1.17 of the CFTC, and the capital rules of the NYSE. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that it maintains a minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and under the CFTC regulations, the greater of $50 or 4% of the funds required to be segregated for customers pursuant to the Commodity Exchange Act, exclusive of the market value of commodity options purchased by option customers. At December 31, 2002, the Company's net capital was $324,648 which was 138.93% of aggregate debit balances and $315,300 in excess of its required net capital of $9,347.

Schedule I

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER
HSBC SECURITIES (USA) INC. as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)					$ 109,724,462	3480
2. Deduct: Ownership equity not allowable for Net Capital					( )	3490
3. Total ownership equity qualified for Net Capital					109,724,462	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					305,000,000	3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities					$ 414,724,462	3530
6. Deductions and/or charges:						
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)			$ 22,095,290	3540		
1. Additional charges for customers' and non-customers' security accounts				3550		
2. Additional charges for customers' and non-customers' commodity accounts			1,370,621	3560		
B. Aged fail-to-deliver:			217,283	3570		
1. number of items	8	3450				
C. Aged short security differences-less reserve of	$	3460	798,210	3580		
number of items	4	3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities - proprietary capital charges			3,149,475	3600		
F. Other deductions and/or charges			5,521,570	3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					(33,152,449)	3620
7. Other additions and/or allowable credits (List)						3630
8. Net Capital before haircuts on securities positions					$ 381,572,013	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments			$	3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper				3680		
2. U.S. and Canadian government obligations			18,106,023	3690		
3. State and municipal government obligations				3700		
4. Corporate obligations			33,523,745	3710		
5. Stocks and warrants			2,938,587	3720		
6. Options				3730		
7. Arbitrage				3732		
8. Other securities			2,307,098	3734		
D. Undue concentration			49,009	3650		
E. Other (List)				3736	(56,924,462)	3740
10. Net Capital					$ 324,647,551	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
HSBC SECURITIES (USA) INC. as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)			$	[3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	[3758]
13. Net capital requirement (greater of line 11 or 12)			$	[3760]
14. Excess net capital (line 10 less 13)			$	[3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	[3790]
17. Add:				
A. Drafts for immediate credit	$	[3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	[3810]		
C. Other unrecorded amounts (List)	$	[3820]	$	[3830]
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))			$	[3838]
19. Total aggregate indebtedness			$	[3840]
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	[3850]
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)			%	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	9,347,240	[3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	1,000,000	[3880]
24. Net capital requirement (greater of line 22 or 23)	$	9,347,240	[3760]
25. Excess net capital (line 10 less 24)	$	315,300,311	[3910]
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	%	138.93	[3851]
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%	138.93	[3854]
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	310,627,051	[3920]

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	25.32	[3860]
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		[3852]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Schedule II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
HSBC SECURITIES (USA) INC. as of 12/31/02

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 50,558,796	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)	29,869,743	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers	17,403,758	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	798,257	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)	2,287,185	4425		
11. TOTAL CREDITS			$ 100,917,739	4430

DEBIT BALANCES

12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 73,533,841	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	14,911,639	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	8,899,459	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List)		4469		
17. ** Aggregate debit items			$ 97,344,939	4470
18. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			(2,920,348)	4471
19. ** TOTAL 15c3-3 DEBITS			94,424,591	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11)			$	4480
21. Excess of total credits over total debits (line 11 less line 19)			6,493,148	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits				4500
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period			38,038,727	4510
24. Amount of deposit (or withdrawal) including value of qualified securities	$ (9,940,888)	4515	(9,940,888)	4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including value of qualified securities	$ 28,097,839	4525	$ 28,097,839	4530
26. Date of deposit (MMDDYY)			01/03/03	4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily ____ 4332 Weekly X 4333 Monthly ____ 4334

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT
AS OF DECEMBER 31, 2002

Schedule III

Amounts required to be segregated or set aside in separate accounts for customers pursuant to the Commodity Exchange Act and regulations		
U.S. futures & options	$ 231,868,314	
Foreign futures & options	29,241,414	
		$ 261,109,728
Deductions for open long U.S. and foreign options in customers' accounts		
Value of long options required to be segregated	27,434,736	
Value of amount of long option which exceeds the net liquidating equity	(0)	
Net deduction for open long customer options		(27,434,736)
Amount subject to 4% net capital requirement		$ 233,674,992
Minimum CFTC net capital requirement		$ 9,347,000

The above computation does not differ materially from that which was filed on January 27, 2003 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' TRADING ON U.S. COMMODITY EXCHANGES AS OF DECEMBER 31, 2002

Schedule IV

Segregation requirements:	
Net ledger balances:	
Cash	$168,079,414
Securities (at market)	144,194,503
Net unrealized profit(loss) in open futures contracts traded on a contract market	(73,593,775)
Exchange traded options:	
Add - Market value of open options contracts purchased on a contract market	27,434,736
Deduct - Market value of open option contracts sold on a contract number	(34,265,532)
Net equity	231,849,346
Accounts liquidating to a deficit and accounts with debit balances with no open contracts	20,607,921
Deduct - Amount offset against U.S. Treasury obligations owned by customers	(20,588,953)
Total amount required to be segregated	231,868,314
Funds on deposit in segregation:	
Deposited in segregated funds bank accounts:	
Cash	3,967,832
Securities representing investments of customers' funds (at market)	-
Securities held for customers in lieu of cash (at market)	26,667,318
Margins on deposit with clearing organizations of contract markets:	
Cash	100,878,328
Securities representing investments of customers funds (at market)	8,578,920
Securities held for particular customers or option customers in lieu of cash (at market)	116,338,938
Net settlement due to clearing organizations	(6,563,507)
Exchange traded options:	
Add - Unrealized receivables for options contracts purchased on contract markets	27,434,736
Deduct - Unrealized obligations for option contracts sold on contract market	(34,265,532)
Net liquidating equities with other FCMs:	
Net liquidating equity	1,033,603
Securities representing investments of customers' funds (at market)	-
Segregated funds on hand	1,188,247
Total amount in segregation	245,258,883
Excess funds in segregation	$ 13,390,569

The above computation does not differ materially from that which was filed on January 27, 2003 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.
(A indirect wholly owned subsidiary of HSBC Holdings plc)

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS AS OF DECEMBER 31, 2002

Schedule V

Amount required to be segregated in accordance with Regulation 32.6		$ -
Funds in segregated accounts:		
Cash	$ -	
Securities	-	
Total		-
Excess funds in segregation		$ -

The above computation does not differ materially from that which was filed on January 27, 2003 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

STATEMENT OF SECURED AMOUNTS
AND FUNDS HELD IN SEPARATE
ACCOUNTS FOR FOREIGN FUTURES
AND FOREIGN OPTIONS CUSTOMERS
PURSUANT TO COMMISSION REGULATIONS 30.7

AS OF DECEMBER 31, 2002

Schedule VI

Amounts to be set aside in separate section 30.7 accounts		$ 29,241,414
Funds in separate section 30.7 accounts:		
Cash	$ 3,430,104	
Securities	18,447,954	
Amounts held by members of foreign boards of trade	13,258,108	
Amounts with other depositories designated by a foreign board of trade	-	
Total funds in separate section 30.7 accounts		35,136,166
Excess funds in separate section 30.7 accounts		$ 5,894,752

The above computation does not differ materially from that which was filed on January 27, 2003 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule VII

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession and control had been issued as of the report date but for which the required action was not taken by respondent with the time frames specified under rule 15c3-3):	$	-
A. Number of items		-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result form normal business operations" as permitted under rule 15c3-3:	$	-
B. Number of items		

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditor's Report on Internal Control Pursuant to SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Shareholder
HSBC Securities (USA) Inc.:

In planning and performing our audit of the financial statements of HSBC Securities (USA) Inc. (the Company) (an indirect wholly owned subsidiary of HSBC Holding plc), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities and customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trade Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) and Regulation 1.16 in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3;

5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;

6. Making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;

7. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC;

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal

KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2003 KPMG LLP